PE
12-31-02





03055323

APR 9 2003

1086




abd services


Bay Area Bank



Greater Bay Bancorp

2002 Summary Annual Report

PROCESSED
APR 10 2003
THOMSON
FINANCIAL




MID-PENINSULA BAN



Coast Commercial Bank

Bank

Bank of Petaluma








BANK OF PETALUMA




GB
GREATER BAY
BANCORP

2860 West Bayshore Road
Palo Alto, CA 94303
(800) 226-5262
www.gbbk.com

Banks are member FDIC
© 2003 Greater Bay Bancorp



Greater Bay Bancorp Subsidiary Boards of Directors

(continued from previous page)

Peter T. Dunn
Partner
Edgar, Dunn & Company

Mary C. Falvey
Management Consultant
Falvey Associates

Donald R. Krohn
Managing Partner
Krohn & Croak, CPA's

Robert A. Luster
Chief Executive Officer
Luster National, Inc.

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Stephen D. Mayer
Managing Partner
Burr, Pilger & Mayer

Mid-Peninsula Bank

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
Mid-Peninsula Bank
Chairman
The Matteson Companies

Lawrence A. Aufmuth
Partner
Aufmuth, Fox, Weed &
LeBlanc Attorneys at Law

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

Susan K. Black
President and
Chief Executive Officer
Mid-Peninsula Bank
President
Community Banking Group
Greater Bay Bancorp

Allan F. Brown
Chairman
Vance Brown, Inc.

Owen D. Conley
President and
Chief Executive Officer
Liberty Lease, Inc.

James G.B. De Martini, III
Managing Partner
Seiler & Company, LLP

Murray B. Dey
Executive Vice President
Mid-Peninsula Bank

Leonard W. Ely
Past President
Ely Motor Company

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

R. Hewlett Lee, MD
Retired Surgeon and
Former Executive Director
Palo Alto Medical Clinic

Helen C. Leong
Managing Partner
Leong Ventures

Dennis A. LeVett
President
Strutz-LeVett Company

Warren R. Thoits
Of Counsel
Thoits, Love, Hershberger
& McLean Attorneys at Law

Donald A. Way
Chairman and
Chief Executive Officer
Thoits Insurance
Services, Inc.

Mt. Diablo National Bank

Byron A. Scordelis
Acting Chairman
Mt. Diablo National Bank
Senior Executive
Vice President and
Chief Operating Officer
Greater Bay Bancorp
President
Greater Bay Banking Group

Samuel L. Jones
President
Executive Management
ABD Insurance and
Financial Services

Christopher A. Olson
Senior Vice President
and Chief Credit Officer
Mt. Diablo National Bank

Shawn E. Saunders
Senior Vice President and
Chief Financial Officer
Mt. Diablo National Bank
Senior Vice President
Financial and Accounting
Greater Bay Bancorp

Peninsula Bank of Commerce

Joseph W. Welch
Chairman
Peninsula Bank of Commerce
President
San Bruno Investment
Realty, Inc.
Partner
Welch Family Partnership

Francis G. Azzopardi
Partner
South City Lumber and
Pacific Manor Hardware, Inc.

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

Susan K. Black
President
Community Banking Group
Greater Bay Bancorp

George R. Corey
Senior Partner
Corey, Luzaich, Manos
and Pliska, LLP

Mark F. Doiron
President and
Chief Executive Officer
Peninsula Bank of Commerce

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

Daniel J. Harrington, CPA
Partner
Good & Fowler, LLP

Robert A. Marshall
Principal
Marshall Realty

San Jose National Bank

Robert A. Archer
Chairman
San Jose National Bank
Chairman
Coast Counties Truck and
Equipment Company

Ray S. Akamine
Chief Financial Officer
Hill View Packing
Company, Inc.

Albert V. Bruno
Director of Center for
Innovation and
Entrepreneurship and
Professor of Marketing
Santa Clara University

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and
Financial Services

Rod Dirdon, Sr.
Executive Director
International Institute
for Surface Transportation
Policy Studies
San Jose State University

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

James R. Kenny
President and
Chief Executive Officer
San Jose National Bank

William D. Kron
Private Investor

Arthur K. Lund
Attorney
Hoge, Fenton, Jones
& Appel, Inc.

Diane P. Rubino
President
Hill View Packing
Company, Inc.

Douglas L. Shen, DDS
Dentist

Greater Bay Bancorp Subsidiary Boards of Directors

(continued from previous page)

Bank of Santa Clara

Donald R. Von Raesfeld
Chairman
Bank of Santa Clara
Retired City Manager
City of Santa Clara

Louis F. Boitano
Senior Partner
Boitano, Sargent
& Lawrence

A. Stanley Chinchen
Private Investor

Daniel R. Francis
President
Technology Practice
ABD Insurance and
Financial Services

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

Gerald R. Graham
Chairman
Reed & Graham, Inc.

Louis Mariani
Owner
Mariani's Restaurant
and Inn

T. John Whalen
Professor of Economics
Santa Clara University

Bay Area Bank

Dennis W. Royer
Chairman
Bay Area Bank
Real Estate Broker
Royer Realty Company

Frank M. Bartaldo, Jr.
President and
Chief Executive Officer
Bay Area Bank

Susan K. Black
President
Community Banking Group
Greater Bay Bancorp

Gary S. Goss
CPA
Gary Goss, CPA

Rose Guilbault
Vice President
California State Automobile
Association

Robert R. Haight
Retired

Stanley A. Kangas
Retired Consulting Engineer
and Private Investor

Debora W. Karsetter
Executive Vice President
Executive Management
ABD Insurance and
Financial Services

David J. Macdonald
Real Estate Broker
David J. Macdonald Realty

Bay Bank of Commerce

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

William R. Henson
President
Superior Home Loans

William S. Keller
President and
Chief Executive Officer
Bay Bank of Commerce

Oswald A. Rugaard
Self-employed
Independent Sales
Consultant

Byron A. Scordelis
Senior Executive
Vice President and
Chief Operating Officer
Greater Bay Bancorp
President
Greater Bay Banking Group

Mark Wilton
Owner
Marwil Investment

Coast Commercial Bank

James C. Thompson
Chairman
Coast Commercial Bank
Partner
Comstock, Thompson,
Kontz & Brenner

John Burroughs
Vice President and
Investment Services Manager
Coast Commercial Bank

Bud Cummings
Retired Owner
Santa Cruz Coin Exchange

Debora W. Karsetter
Executive Vice President
Executive Management
ABD Insurance and
Financial Services

Harvey J. Nickelson
President and
Chief Executive Officer
Coast Commercial Bank

Gus Norton
Broker and Partner
Sun Properties

Byron A. Scordelis
Senior Executive
Vice President and
Chief Operating Officer
Greater Bay Bancorp
President
Greater Bay Banking Group

Cupertino National Bank

C. Donald Allen
Chairman
Cupertino National Bank

Steven C. Andrews
Retired President
McWhorters Stationers

Carl E. Cookson
Chairman
Alliance Title

Janet M. DeCarli
Broker
Cornish & Carey Realtors

Daniel R. Francis
President
Technology Practice
ABD Insurance and
Financial Services

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

David R. Hood
President and
Chief Executive Officer
Cupertino National Bank
Executive Vice President
Chief Lending Officer
Greater Bay Bancorp

James E. Jackson
Senior Member
Jackson, Abdalah
Attorneys at Law

Cynthia Kenyon-Lazares
Partner
Shilling & Kenyon
SK Consulting

Rex D. Lindsay
Vice Chairman
Cupertino National Bank
Private Investor

Richard Lowenthal
Council Member
City of Cupertino

Glen McLaughlin
President and
Chief Executive Officer
Venture Leasing Associates

John M. Sobrato
General Partner
Sobrato Development
Companies

Deven Verma
Private Investor and
Former Partner
Redwood Ventures

Dennis W. Whittaker
President
Whittaker Insurance
Agency, Inc.

Golden Gate Bank

James R. Woolwine
Chairman and
Chief Executive Officer
Golden Gate Bank

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

Susan K. Black
President
Community Banking Group
Greater Bay Bancorp

Mara Brazer
Marketing Consultant
and Principal
Brazer Communications

George H. Clyde, Jr.
Director and
Chief Financial Officer
The San Francisco General
Hospital Foundation
General Counsel

Kay Dryden
Attorney

(continued on next page)

Greater Bay Bancorp and Subsidiary Senior Management

Todd S. Allen
Joseph D. Arrigo
Joseph R. Ayoob
Charles P. Banovac
*Frank M. Bartaldo, Jr.
Michael S. Barton
Michael E. Benito
Susan D. Biba
*Susan K. Black
Eugene E. Blakeslee
*Denise R. Brown
Jeffrey D. Bryan
*Kimberly S. Burgess
Frederick L. Caiocca
Michael A. Calder
Frederic H. Charpiot
Joseph Ching
Henry Chow
Angela M. Coffee
Catherine J. Conn
Lawrence D. Cretan
*Richard L. Dalton
*Howard B. Daulton, II
*Frederick J. de Grosz
*Murray B. Dey
*Mark F. Doiron
Charles T. Eckstrom, III
Robert W. Ewen
Allison S. Farey
L. Walter Fleischer
Cecilia K. Fu
Frank A. Hall
*Julie L. Hanamura
Michael V. Hansen
*Sven N. Hastings
David V. Heald
*Stephen G. Heitel
*David R. Hood
Marie L. Hook
*Cheryl G. Howell
*Kamran F. Husain
*Linda M. Iannone
*Ryan R. Johanson
*Gregg A. Johnson
Timothy A. Johnson
*R. Clay Jones
*David L. Kalkbrenner
*William S. Keller
*James R. Kenny
Jon K. Krogstad
*Teresa C. Lachenbruch
Mark A. Madison
S. J. Maleti, III
Donald E. McMullen
David M. Meshriy
Roxann Middleton-Burns
Patricia N. Montmorency
Thomas H. Nesbit
*Harvey J. Nickelson
Glen A. Nissen
Kevin M. O'Hare
Tammy T. Okuda
Christopher A. Olson
*Anthony Oriti
Judith I. Paris
Ronald Pecoraro
Robert A. Perantoni
Patrick K. Pierce
Deborah K. Pippin
Teresa L. Powell
Catherine M. Raty
Timothy J. Reese
Reggie C. Regino
Mark P. Roach
Melvin L. Robbins
Wendy A. Ross
Margaret D. Rotzin
Eric H. Samson
*Shawn E. Saunders
Mark A. Schmitt
Mark. V. Schoenstein
*Byron A. Scordelis
*Michael. J. Serres
*Kenneth A. Shannon
Matthew D. Shieman
Robert C. Sherrard
Mark C. Silvera
*Steven C. Smith
Jonas H. Stafford
V. Michelle Titus
Bruce A. Vanderberg
Roxanne S. Vane
Karol I. Watson
Jeffrey M. Whalen
*James P. Williams
*Keith A. Wilton
*James R. Woolwine
Kenneth L. Young

*Senior Management Council

Greater Bay Bancorp Subsidiary Boards of Directors

ABD Insurance and
Financial Services

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

James Czesak
Executive Vice President
Employee Benefit Services
ABD Insurance and
Financial Services

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and
Financial Services

Daniel R. Francis
President
Technology Practice
ABD Insurance and
Financial Services

James H. Hall
President
Employee Benefit Services
ABD Insurance and
Financial Services

Samuel L. Jones
President
Executive Management
ABD Insurance and
Financial Services

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

Debora W. Karsetter
Executive Vice President
Executive Management
ABD Insurance and
Financial Services

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Bank of Petaluma

Daniel G. Libarle
Chairman
Bank of Petaluma
President and Owner
Lace House Linen

Susan K. Black
President
Community Banking Group
Greater Bay Bancorp

Walter E. Bragdon
President Emeritus
Bank of Petaluma

John H. Dado
Retired CPA

Howard B. Daulton, II
President and
Chief Executive Officer
Bank of Petaluma

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

Robert W. Giacomini
President
Robert Giacomini Dairy

Henry C. Hansel
President
Hansel Enterprises, Inc.

Max K. Herzog
President and Owner
Sleepy Hollow Dairy
President and Owner
Sleepy Hollow Properties

Samuel L. Jones
President
Executive Management
ABD Insurance and
Financial Services

John J. King, Jr.
Counsel to Law Offices
Anderson, Zeigler,
Disharoon & Gray

James E. McCaffrey
Vice President
and Chairman
Geyser Energy Company-
Petroleum

William H. McDevitt
President
McDevitt & McDevitt
Construction Corporation

William J. McDowell
Owner
McDowell Dairy

(continued on next page)

Executive Officers and Strategy and Policy Committee of Greater Bay Bancorp

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

Byron A. Scordelis
Senior Executive
Vice President and
Chief Operating Officer
Greater Bay Bancorp
President
Greater Bay Banking Group

Susan K. Black
President
Community Banking Group
Greater Bay Bancorp
President and
Chief Executive Officer
Mid-Peninsula Bank

David R. Hood
Executive Vice President
and Chief Lending Officer
Greater Bay Bancorp
President and
Chief Executive Officer
Cupertino National Bank

Gregg A. Johnson
Executive Vice President
Business & Technology
Services
Greater Bay Bancorp

Kenneth A. Shannon
Executive Vice President
and Chief Risk Officer
Greater Bay Bancorp

Steven C. Smith
Executive Vice President,
Chief Administrative Officer
and Chief Financial Officer
Greater Bay Bancorp

Ex-Officio Members

Kimberly S. Burgess
Senior Vice President
Corporate Human Resource
Administration
Greater Bay Bancorp

Linda M. Iannone
Senior Vice President
General Counsel & Corporate
Secretary
Greater Bay Bancorp

Shawn E. Saunders
Senior Vice President
Finance and Accounting
Greater Bay Bancorp
Senior Vice President
Chief Financial Officer
Subsidiary Banks of
Greater Bay Bancorp

Board of Directors of Greater Bay Bancorp

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

Robert A. Archer
Chairman
Coast Counties Truck and
Equipment Company

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and
Financial Services

Susan B. Ford
President
Sand Hill Foundation

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

James E. Jackson
Senior Member
Jackson, Abdalah
Attorneys at Law

Stanley A. Kangas
Retired
Consulting Engineer
and Private Investor

Daniel G. Libarle
President and Owner
Lace House Linen

Rex D. Lindsay
Private Investor

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones &
Appel, Inc.

George M. Marcus
Chairman
The Marcus & Millichap
Company

Glen McLaughlin
President and
Chief Executive Officer
Venture Leasing Associates

Linda R. Meier
Community Volunteer

Donald H. Seiler
Founding Partner
Seiler and Company
Certified Public Accountants

Warren R. Thoits
Of Counsel
Thoits, Love, Hershberger
& McLean Attorneys at Law

James C. Thompson
Partner
Comstock, Thompson,
Kontz & Brenner

T. John Whalen
Professor of Economics
Santa Clara University

Market Data on Common Stock

For the Period Indicated	High	Low	Cash dividends declared
2002			
December 31	$18.98	$13.62	$0.125
September 30	29.06	17.69	0.125
June 30	36.77	28.78	0.125
March 31	34.63	26.04	0.115
2001			
December 31	$29.73	$19.98	$0.115
September 30	28.45	21.30	0.115
June 30	27.46	21.00	0.10
March 31	42.88	24.81	0.10

Investor Contacts

Greater Bay Bancorp
www.gbbk.com
2860 West Bayshore Road
Palo Alto, CA 94303
(650) 813-8200
Fax (650) 494-9193

Corporate Counsel
Manatt, Phelps, &
Phillips, LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4000

Certified Public Accountants
PricewaterhouseCoopers LLP
555 California Street
San Francisco, CA 94104
(415) 393-8500

Registrar and Transfer Agent
Wells Fargo
Shareowners Services
161 North Concord
Exchange Street
South St. Paul, MN
55975-1139

Additional Financial Reports
For information beyond that shown in this report, shareholders may receive, without charge, the Company's Annual Report on Form 10-K for 2002, which was filed with the SEC, by writing to:

Shawn E. Saunders
Senior Vice President
Finance and Accounting
Greater Bay Bancorp
2860 West Bayshore Road
Palo Alto, CA 94303

Net Income (in millions)


$41.3
$51.3
$67.2
$79.8
$124.3
1998
1999
2000
2001
2002

Net Income Per Diluted Share


$0.88
$1.09
$1.33
$1.57
$2.30
1998
1999
2000
2001
2002

Return on Average Shareholders' Equity


17.69%
18.92%
19.21%
17.77%
20.29%
1998
1999
2000
2001
2002

Assets (in billions)


$3.35
$4.30
$5.82
$7.88
$8.08
1998
1999
2000
2001
2002

Efficiency Ratio


57.94%
59.12%
54.19%
54.27%
48.93%
1998
1999
2000
2001
2002

Loan Portfolio Composition

Real Estate Other: 5.2%

Construction and Land: 14.8%

Consumer and Other: 3.5%


Commercial: 43.0%
Term Real Estate Commercial: 33.5%

* Restated on a historical basis to reflect the mergers described in our notes to consolidated financial statements contained in our annual report on Form 10-K.

** Excludes accruing loans past due 90 days or more and restructured loans.

(1) As a result of the ABD acquisition in March 2002, our 2002 results included insurance agency commissions and fees totaling $88.5 million and operating expenses totaling $73.6 million. There were no such insurance agency commissions and fees or expenses for prior years.

(2) Restated to reflect the 2–for–1 stock split effective as of April 30, 1998 and the 2–for–1 stock split effective as of October 4, 2000.

(3) Includes only those dividends declared by our holding company, and excludes those dividends paid by Greater Bay Bancorp's subsidiaries prior to the completion of their mergers with Greater Bay Bancorp.

Selected Financial Highlights

	(dollars in thousands, except per share amounts) Years ended December 31				
	2002	2001	2000*	1999*	1998*
Statement of Operations Data					
Interest income	$505,412	$507,241	$423,639	$298,634	$244,269
Interest expense	159,418	199,956	165,892	110,710	90,219
Net interest income	345,994	307,285	257,747	187,924	154,050
Provision for loan losses	59,776	54,727	28,821	14,901	8,715
Net interest income after provision for loan losses	286,218	252,558	228,926	173,023	145,335
Non-interest income [1]	155,510	44,842	47,131	44,845	23,765
Operating expenses [1]	245,401	191,116	165,228	140,106	104,669
Income before income tax expense	196,327	106,284	110,829	77,762	64,431
Income tax expense	72,053	26,468	43,665	26,461	23,158
Net income	$124,274	$79,816	$67,164	$51,301	$41,273
Per Share Data [2]					
Net income per common share basic	$2.35	$1.61	$1.40	$1.15	$0.95
Net income per common share diluted	2.30	1.57	1.33	1.09	0.88
Cash dividends per common share [3]	0.49	0.43	0.35	0.24	0.19
Book value per common share	11.64	9.31	7.92	6.63	5.73
Common shares outstanding at year end	51,577,795	49,831,682	48,748,713	46,174,308	43,876,750
Average common shares outstanding	51,056,000	49,498,000	47,899,000	44,599,000	43,664,000
Average common and common equivalent shares outstanding	54,135,000	50,940,000	50,519,000	47,078,000	46,741,000
Performance Ratios					
Return on average assets	1.50%	1.18%	1.34%	1.33%	1.36%
Return on average shareholders' equity	20.29%	17.77%	19.21%	18.92%	17.69%
Net interest margin	4.54%	4.86%	5.56%	5.29%	5.50%
Dividend payout ratio [3]	23.61%	27.88%	27.82%	20.80%	20.93%
Equity to assets ratio	8.43%	5.89%	6.63%	7.11%	7.50%
Balance Sheet Data - At Period End					
Assets	$8,075,727	$7,877,054	$5,818,155	$4,304,811	$3,351,982
Loans, net	4,661,547	4,370,977	3,973,329	2,813,329	2,070,607
Investment securities	2,562,986	2,970,630	1,091,064	863,590	754,035
Deposits	5,272,273	4,990,071	4,750,404	3,736,621	2,869,341
Borrowings	1,737,243	2,095,896	463,267	150,577	135,095
Trust Preferred Securities	204,000	218,000	99,500	49,000	49,000
Preferred stock of real estate investment trust subsidiaries of the Banks	15,650	15,000	—	—	—
Convertible preferred stock	80,900	—	—	—	—
Common shareholders' equity	600,159	463,684	385,948	306,114	251,436
Asset Quality Ratios					
Nonperforming assets** to total loans and other real estate owned	0.80%	0.69%	0.32%	0.26%	0.25%
Nonperforming assets** to total assets	0.47%	0.39%	0.22%	0.17%	0.15%
Allowance for loan losses to total loans	2.70%	2.77%	2.24%	1.89%	1.82%
Allowance for loan losses to nonperforming assets**	339.77%	402.79%	702.37%	762.84%	917.04%
Net charge-offs to average loans	1.19%	0.59%	0.33%	0.07%	0.11%
Regulatory Capital Ratios					
Leverage Ratio	8.61%	8.01%	8.79%	8.32%	8.36%
Tier 1 Capital	11.71%	10.49%	9.57%	9.92%	10.86%
Total Capital	12.97%	12.79%	10.87%	11.23%	12.66%

As we grow, we are maintaining a vigilant watch over regulatory compliance and enterprise-wide risk management, and we are committed to enhancing our policies, procedures, systems, and resources to ensure that your company remains strong and well positioned to meet current and future challenges.

Along with building a solid infrastructure, we have dedicated much time and energy to establishing sound corporate governance practices. In 2002, the Board of Directors established a Nominating and Board Governance Committee consisting entirely of independent directors. We also fully implemented the CEO and CFO certification requirements of the Sarbanes-Oxley Act of 2002, with the creation of a Disclosure Committee designed to ensure compliance with the internal controls and disclosure controls requirements of that Act. The Board of Directors has also designated two members of its Audit Committee as "financial experts" as that term is defined in the Act. These initiatives, as well as others that are planned for 2003, will help ensure that your Board of Directors continues to be well informed and effective.

With the soundness of our strategy, our adherence to proven fundamentals, and the resolve of our exceptional Greater Bay people to accept nothing less than the best for our clients, we anticipate and remain in vigorous pursuit of the long-term success that you expect. We thank our staff for their contributions and all of you for your continued support.



David L. Kalkbrenner
President and Chief Executive Officer



Duncan L. Matteson
Chairman of the Board

April 2003



David L. Kalkbrenner   Duncan L. Matteson

To our shareholders and clients: In 2002, your company posted another outstanding year of earnings, returns to shareholders, and efficiency ratio. Our net income grew by 56% to a record $124.3 million for the year ended December 31, 2002, as compared to the prior year. Our return on average equity was 20.29%, our return on average assets was 1.50%, and our efficiency ratio was 48.93%. We delivered results that continue to strengthen our position as one of the leading regional community banking franchises in the nation.

We achieved these results in the face of both national and regional economic turbulence. Interest rates declined to record low levels, which placed considerable pressure on our loan margins, and competition was intense for the types of relationships and credit opportunities that are compatible with our business philosophy and underwriting discipline.

How did we overcome these challenges? By once again staying the course with our adherence to fundamentals. By relying on superior local market knowledge to compete for and win the very best in new business. By continuing to listen and respond to our clients' needs. And, by maintaining an expectation of performance excellence as the standard for all of our employees.

This strategy translated into deposit growth of more than $280 million and a renewed focus on non-interest income. With the addition of ABD Insurance and Financial Services, our fee income nearly tripled and we created important synergies for our mutual clients. For 2001, ABD was the 17th largest commercial insurance brokerage agency in the United States. Of equal significance, we were able to sustain credit quality in our core business despite challenging market conditions.

Even as short-term dynamics and general market perceptions impact stock prices here and across the country, we remain confident of our own long-term growth potential. We believe firmly in the superior and enduring fundamentals of the exceptional region we serve—its unmatched productivity, personal income levels, intellectual capital, academic excellence, venture-based leadership, and spirit of innovation. These are qualities that will drive our regional and national economies well into the twenty-first century.

Think globally, decide locally.



Petaluma
Valley Ford
San Rafael
Point Reyes Station
Walnut Creek
Lafayette
Emeryville
Danville
San Ramon
San Francisco
San Leandro
Hayward
Pleasanton
Millbrae
San Mateo
Fremont
Redwood City
Milpitas
Palo Alto
Santa Clara
Sunnyvale
San Jose
Cupertino
Saratoga
Los Gatos
Scotts Valley
Santa Cruz
Aptos
Capitola
Watsonville
Carmel

Banks

- Bank of Petaluma
- Bank of Santa Clara
- Bay Area Bank
- Bay Bank of Commerce
- Coast Commercial Bank
- Cupertino National Bank
- Golden Gate Bank
- Mid-Peninsula Bank
- Mt. Diablo National Bank
- Peninsula Bank of Commerce
- San Jose National Bank

Divisions

- Greater Bay Bank Carmel
- Greater Bay Bank Contra Costa
- Greater Bay Bank Fremont
- Greater Bay Bank Marin
- Greater Bay Bank San Jose
- Greater Bay Bank Santa Clara Valley Group

Speciality Business Units

- CAPCO
- Greater Bay Bancorp International Banking Division
- Greater Bay Bank SBA Lending Group
- Greater Bay Capital
- Greater Bay Residential Lending Group
- Greater Bay Trust and Private Capital Banking
- Pacific Business Funding
- The Matsco Companies
- Venture Banking Group

Insurance Brokerage

- ABD Insurance and Financial Services

Eleven banks, one philosophy:

Greater Bay Bancorp is unique among financial institutions. We offer the personal service of a community bank along with the sophisticated services of a large financial institution.

To our clients, this means having access to all of the resources they'd find at a large bank, but still having a banker they know by name. That's because decision-making at Greater Bay Bancorp places power at the local level. It's better for our clients. It's better for our business. And it's better for our people.

As the Greater Bay Bancorp family has grown, each institution has embraced this philosophy. Take ABD Insurance and Financial Services, for example. With a client base similar to that of our banks, we can provide greater service to clients both old and new. It means every client has access to a full line of insurance products in addition to a wide array of banking services. From cash management and online banking to insurance and international letters of credit, businesses can find all the services they need right here at Greater Bay Bancorp.

Right here, of course, meaning any one of our 42 banking offices at any of our 11 banks. Places where decisions are made locally every day. Places in communities that our employees have literally helped build. Places where community organizations receive just as much attention as our biggest clients.

So as you can see, a lot has changed over the years at Greater Bay Bancorp. And yet, so much has stayed the same.



Jim Morley
President
JSM Enterprises

5

In the years we've known Jim, there's never been a hurdle we couldn't overcome. He knows he can deal directly with decision makers here. We've become as much a part of his team as an architect or anyone else. Affordable housing is nearly impossible to find in the Bay Area. But all that will change if Jim Morley has something to say about it. His JSM Enterprises currently has $200 million of affordable housing in development across the Bay Area, from Colma to Coyote Creek. Jim likes to say he built his business on partnerships. For thousands of Bay Area residents, he's building his business while building their dreams.

Bob Sherrard
Senior Vice President
Mid-Peninsula Bank

Romeo Luz
Vice President
Mid-Peninsula Bank





Tony Marterie
President and
Chief Executive Officer
North Coast Industries

4

At our core we're a people company, so naturally we have a desire to work with quality people. That's why Tony Marterie is our kind of client. We have a great relationship and a true synergy between our organizations. The designers of Blast clothing at North Coast Industries have a panoramic view that stretches out across the San Francisco Bay. The company's needs, however, stretch even further. To do business around the world, North Coast Industries turned to Greater Bay Bancorp for international letters of credit and a host of other financial solutions. It's just another way Bill and Tony are making sure everyone has a blast.



Tony Oriti	Bill Keller
Senior Vice President	President and
Managing Director	Chief Executive Officer
International Banking	Bay Bank of Commerce



Jacqueline Glaster
Executive Director
Boys & Girls Club of
the Peninsula

Michelle Titus
Senior Vice President
Mid-Peninsula Bank

Daniela Gasparini
Vice President, Bay Area Bank
Board Member, Boys & Girls
Club of the Peninsula



3

Here at Greater Bay Bancorp, we have a passion for community involvement and volunteering. The Boys & Girls Club knows they can rely on us for continued support, and that we'll promote their cause with practically everyone we know. For the past five years, Greater Bay Bancorp has played a major role at the Boys & Girls Club of the Peninsula. Working closely with Jacque Glaster and her staff, Dani and Michelle have used their contacts to raise funds for the expansion of academic, technology and athletics programs. In addition, the Greater Bay Bancorp Foundation has contributed to the construction of two new buildings. Designed to be a positive place for kids to go after school, the Menlo Park, Redwood City and East Palo Alto-based clubs benefit over 600 children each day.



Michael Lucey
Managing Partner
Gordon & Rees, LLP

Wendy Ross
Senior Vice President
Chief Credit Officer
Golden Gate Bank



2

They wanted daily reports that were literally up to the minute, so we made our systems work together. There's a wonderful two-way communication between our organizations. Of course, we wouldn't have it any other way. Gordon & Rees, one of the West Coast's leading law firms, gets a complete, up-to-the-minute view of their financial world every day thanks to Greater Bay Bancorp's automated system. But as much as they enjoy the benefits of cutting-edge technology, it's the personal attention from Wendy and her team that they appreciate most.



Dennis Harker
President
Redwood City Electric



1

Our business is about great people working together toward a common goal: the success of our client. We don't see our relationship with Dennis as simply being about banking. it's far more consultative than that. Since 1974, Redwood City Electric has provided electrical contracting services for some of the biggest builders in the Bay Area, wiring hospitals, theaters and technology companies up and down the Peninsula. As the business has grown, Dennis and his team have come to rely on ABD for all of their insurance needs, as well as Bay Area Bank for services like cash management and a line of credit.

Glen Nissen
Senior Vice President
Chief Credit Officer
Bay Area Bank

Dan Francis
Executive Vice President
ABD Insurance and
Financial Services

1
Wired for success.
Redwood City Electric

3
Not just kids stuff.
Boys & Girls Club

2
This time it's personal.
Gordon & Rees, LLP

Ever notice that great people have great stories?

4
Having a blast.
North Coast Industries

5
Building dreams.
JSM Enterprises

You'll find them inside our banks across the San Francisco Bay Area, from Mount Tamalpais to Mount Hamilton to Mount Diablo and beyond. People who build relationships. People who understand their client's business. People who have the power to get things done. These are the people of Greater Bay Bancorp.

Their clients run companies as diverse as the Bay Area itself. But whether it's a manufacturer, general contractor, professional services firm or community organization, they all share one thing in common. Their success, to a certain degree, is made possible by the bankers at Greater Bay Bancorp.

Behind each of these businesses there's a unique banking model at work. It's built around the idea of getting to know clients personally—their industries, their employees, their lives. But it also means empowering bankers to truly be bankers, and allowing them to make decisions without bureaucratic red tape. At Greater Bay Bancorp, we call this relationship banking.

Over the years, this approach has helped us become a great bank. And, when you look inside, you find even greater people.

Peninsula Bank
of Commerce


ABD Insurance and
Financial Services

Bay Area Bank

Golden Gate Bank

It's what's inside
that counts.

Bay Bank of C

Mid-Peninsula Bank

se National Bank